Filed by Calyxt, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Calyxt, Inc.

Commission File No.: 001-38161

Leadership Talking Points – May 2, 2023

The following discussion points are being provided by Cibus to aid Cibus management in helping to address employee questions in connection with the proposed merger of Cibus Global, LLC and Calyxt, Inc.

•	As a follow up from our visit with the team last week, we want to continue to be able to share as much information as possible.

•	We don’t have all the answers right now, but we are committed to provide more detailed information as soon as we are able to talk more freely.

•	An important message to you all today is that Roseville will be an integral part of the combined company going forward!

•	While changes are expected at the executive and Board level, the rest of the Calyxt team will all have a job with the combined company once the merger is completed.

•	We want the least amount of disruption for your team and the HR group will work closely on benefits, compensation, etc.

•	In the coming weeks, we will continue to plan around the integration process and communicate with the teams.

•	This is an exciting time for us all!

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the transactions contemplated by the Merger Agreement (the “transactions”), the ability of the parties to the Merger Agreement to consummate the transactions, and the combined company’s future operations, financial positions, prospects and plans are forward-looking statements. Words such as “expects,” “continues,” “may,” “will,” “approximately,” “intends,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-

looking statements contain such identifying words. These forward-looking statements are based on the current expectations and assumptions of Cibus’ and Calyxt’s management about future events and are based on currently available information as to the outcome and timing of future events. Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Calyxt and Cibus. These risks include, but are not limited to, (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transactions in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions; and (iii) other risks and uncertainties identified from time to time in documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by Calyxt or the combined company, including those discussed in the “Risk Factors” section of Calyxt’s registration statement on Form S-4 (File No. 333-269764) (the “Form S-4”), which has been filed with the SEC and declared effective. Should one or more of the risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. In addition, the forward-looking statements included in this communication are made as of the date hereof. Calyxt and Cibus specifically disclaim any obligation to update such forward-looking statements in the future, except as required under applicable law.

Important Additional Information

In connection with the proposed transactions, Calyxt has filed materials with the SEC, including the Form S-4, which includes a proxy statement of Calyxt for the stockholders of Calyxt and that will serve as a prospectus of Calyxt and an information statement of Cibus, and other documents relating to the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALYXT, CIBUS AND THE PROPOSED TRANSACTIONS. The definitive proxy statement included in the Form S-4 is being first mailed to Calyxt stockholders on or about April 18, 2023. The Form S-4, the proxy statement/prospectus included therein, and other materials filed by Calyxt with the SEC may be obtained free of charge from the SEC’s website (www.sec.gov) or from Calyxt by directing a request to: Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113.

Participants in the Solicitation

Calyxt, Cibus, and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Calyxt is set forth in Calyxt’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023, and Amendment No. 1 to its definitive proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2023.

Other information regarding persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation and a description of their interests in the proposed transactions, by security holdings or otherwise, are included in the proxy statement/prospectus included in the Form S-4 and other relevant materials filed with the SEC regarding the proposed transactions. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Calyxt or the SEC’s website, as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Calyxt, Cibus, or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.